Exhibit 3

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

Wildcat Liquid Alpha, LLC, Plaintiff, v. Sorrento Therapeutics, Inc., Defendant.	) ) ) ) ) ) ) ) )	C.A. No. _____________

VERIFIED COMPLAINT FOR

INSPECTION OF BOOKS AND RECORDS

Plaintiff Wildcat Liquid Alpha, LLC (“WLA”), by and through its undersigned counsel, upon knowledge as to itself and upon information and belief as to all other matters, allege for its complaint as follows:

Nature of the Action

1.                 This is an action pursuant to Section 220 of the Delaware General Corporation Law (“Section 220”) seeking an order compelling defendant, Sorrento Therapeutics, Inc. (“Sorrento” or the “Company”), to provide Plaintiff certain books and records of the Company for inspection and copying.

JURISDICTION

2.                 This Court has exclusive jurisdiction to hear and determine this action pursuant to 8 DEL. C. § 220.

The Parties

3.                 Plaintiff WLA is a shareholder of common stock of the Company.

4.                 Defendant Sorrento is a Delaware Corporation, whose registered agent is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

FACTS

                        I.                  The Company Announces the Transactions

5.                 On April 5, 2016, the Company filed a Form 8-K announcing that it had entered into contemporaneous purchase agreements with two investor groups (the “Investors”) whereby such Investors would invest up to approximately $150 million in separate private placements in newly issued common stock at $5.55 per share, and receive warrants to purchase common stock with an exercise price of $8.50 per share (collectively, the “Transactions”). Attached hereto as Exhibit 1 is a true and correct copy of the Company’s April 5, 2016 Form 8-K.

6.                 The first investor group includes ABG SRNE Limited and Ally Bridge LB Healthcare Master Fund Limited (collectively, “Ally Bridge”), and the second investor group includes Yuhan Corporation, Beijing Shijilongxin Investment Co., Ltd., and FREJOY Investment Management Co., Ltd. (collectively, “Yuhan”).

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7.                 In its March 14, 2016 Form 10-K, the Company reported that, as of March 10, 2016, it had 38,365,767 shares of common stock outstanding. Attached hereto as Exhibit 2 is a true and correct copy of the Company’s March 14, 2016 Form 10-K.

8.                 According to its public disclosures, if the Company issues all of the shares contemplated by the Transactions, it will issue 32,317,966 shares of common stock to the Investors, representing over 45% of the Company’s outstanding shares post-Transactions based on 38,365,767 shares of common stock outstanding.

                     II.                   The Company’s Shareholders Have Been Provided

With No Information Concerning the Transactions

9.                 Other than the sparse and incomplete disclosures in the Company’s April 4, 2016 press release and its April 5, 2016 Form 8-K announcing the Transactions, the Company’s shareholders have been provided with no information concerning the Transactions.

10.            The Company states that the closing of the Transactions is subject to customary closing conditions and the completion of due diligence by the Investors, but has not provided any information about the specific closing conditions, the rights of Ally Bridge or the other Investors to acquire less than the maximum number of shares, or the “listing requirements of The Nasdaq Stock Market LLC” to which the Company maintains the Transactions are subject.

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11.            Further, according to the Company’s April 5, 2016 Form 8-K, the Company anticipates closing the Transactions by the end of May 2016, but does not intend to publicly file the Transactions’ documents, including the applicable purchase agreements and warrants, until roughly a month later, when the Company files its Form 10-Q on or about June 30, 2016.

12.            Accordingly, based on the Company’s statements and filings, the Company’s shareholders have not been, and will not be, provided with sufficient information by which to determine, among other things: (i) the likelihood that the Transactions actually close and the specifics of any condition that may cause the Transactions not to close; (ii) the actual number of shares of common stock that may be acquired (in the case of Ally Bridge, the Company’s filing states that “up to” $50 million of shares may be sold); (iii) the Transactions’ dilutive effect on the Company’s existing shareholders; (iv) any other relationship or agreements between any of the Investors and the Company (e.g., a recently reported joint venture agreement between Yuhan and the Company pursuant to which Yuhan will contribute additional capital); (v) the relationship, if any, between the Investors or any agreements amongst the Investors with respect to the Company; (vi) the governance rights of any Investor or the Investors collectively; (vii) whether a vote by the Company’s shareholders is required to approve the Transactions; (viii) whether the Transactions constitute a “change of control” under applicable

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regulations and law, including, without limitation, pursuant to Rule 5635 of the NASDAQ Stock Market Rules (the “NASDAQ Rules”); and (ix) whether the board of directors of the Company (the “Board of Directors”) complied with its fiduciary duties, as applicable to the Transactions, under Delaware law.

13.            These unresolved and unaddressed matters raise serious concerns about the validity and viability of the announced Transactions.

                 III.                   WLA’s Demand for Inspection of Books and Records

14.            For the purpose of investigating potential waste, mismanagement, and breaches of fiduciary duty in connection with the Transactions (including, without limitation, the significant concerns described above, supra Section II) -- and particularly the possibility that the Transactions constitute a “change of control” under NASDAQ Rules, such that closing the Transactions without a shareholder vote could violate those rules, and expose the Company to the range of serious consequences provided for by those rules -- and because of the lack of information the Company has provided to its shareholders concerning the Transactions, on April 12, 2016, Plaintiff caused to be delivered to the Company at the office of its registered agent, a letter demanding inspection of certain books and records of the Company pursuant to Section 220 (the “Demand”). Attached hereto as Exhibit 3 is a true and correct copy of the Demand.

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15.            In its Demand, WLA demanded the right (in person or by its attorneys), during normal business hours, to inspect the following books and records and other documents of the Company (collectively, “Books and Records”) and to make copies or extracts therefrom: (i) all documents and agreements concerning the Transactions, including but not limited to the applicable purchase agreements, warrants, and other associated transactional documents; (ii) all documents and other materials presented to the Company’s Board of Directors or any committee thereof concerning the Transactions; (iii) all minutes of any Board of Directors meetings, as well as any meetings of any regular or special committee, concerning the Transactions; (iv) all agreements between or among any of the Investors, and/or the Company, concerning the Transactions or related arrangements, agreements, or understanding; (v) all documents communicating, reflecting, or analyzing any competing offers or alternative proposals to the Transactions presented to the Board of Directors or its advisors, whether or not such offers or proposals were actually considered by the Board of Directors; (vi) any analysis or presentations by a financial advisor in connection with the Transactions or any competing offers or alternative proposals to the Transactions; and (vii) any correspondence with NASDAQ concerning the Transactions.

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                 IV.                   The Company’s Response to WLA’s Demand

16.            On April 18, 2016, the Company responded through its counsel to WLA’s Demand by sending a letter to counsel for WLA (the “Response”). Attached hereto as Exhibit 4 is a true and correct copy of the Response.

17.            In the Response, the Company rejected outright WLA’s Demand and refused to produce any documents responsive to the Demand.

18.            The Company’s assertions for rejecting outright WLA’s Demand and refusing to produce any documents responsive to the Demand are without merit.

COUNT I

Inspection of Sorrento’s Books and Records
Pursuant to 8 DEL. C. § 220

19.            Plaintiff repeats and re-alleges each of the foregoing paragraphs as if fully set forth herein.

20.            Plaintiff is a shareholder of common stock of the Company.

21.            As a shareholder, Plaintiff is entitled to inspect the Books and Records of the Company pursuant to Section 220.

22.            Plaintiff fully complied with the provisions of Section 220 regarding the form and manner for making the Demand, and delivered the Demand to the Company’s registered agent in the State of Delaware.

23.            Plaintiff’s stated purpose in the Demand is proper under Delaware law and is directly related to its interest as a shareholder of the Company.

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24.            Plaintiff’s specific requests for the Books and Records are narrowly tailored to serve the Demand’s stated purpose, and are necessary and essential to fulfill that purpose.

25.            The Company has failed to permit the demanded inspection in response to the Demand and has no legitimate basis under Section 220 to refuse to permit the demanded inspection.

26.            It has been more than five (5) days since Plaintiff served the Demand on the Company and the Company has failed to permit the demanded inspection.

27.            Plaintiff has no adequate remedy at law.

28.            By reason of the foregoing, Plaintiff is entitled to an Order compelling the inspection and copying of all the Books and Records requested in the Demand.

WHEREFORE, Plaintiff respectfully requests that this Court enter an Order pursuant to Section 220:

                                           i.                        Summarily directing the Company, its officers, directors, agents and employees forthwith to permit Plaintiff to inspect and to make copies of all the Books and Records sought in the Demand;

                                         ii.                        Awarding costs and expenses incurred by Plaintiff in connection with this action; and

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                                      iii.                        Granting such further relief as this Court shall deem appropriate.

OF COUNSEL: Marc E. Kasowitz Albert S. Mishaan Jed I. Bergman Kasowitz, benson, torres & friedman llp 1633 Broadway New York, New York 10019 (212) 506-1700 April 25, 2016

MORRIS, NICHOLS, ARSHT

& TUNNELL LLP

/s/ William M. Lafferty

William M. Lafferty (#2755)

Kevin M. Coen (#4775)

Thomas P. Will (#6086)

1201 North Market Street

Wilmington, Delaware 19889

(302) 658-9200

Attorneys for Plaintiff

Wildcat Liquid Alpha, LLC

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